UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report: November 21, 2006
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b): N/A.

        Attached hereto and incorporated by way of reference herein is the Registrant’s press release entitled “Nova Measuring Instruments Provides Details of Cost Reduction Initiative”.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: November 21, 2006

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS PROVIDES DETAILS OF
COST REDUCTION INITIATIVE

New Management Team Balances Total Organization to Accelerate Growth

Rehovoth, Israel – November 21, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated metrology and process control for the semiconductor industry, today announced a cost reduction initiative including a headcount reduction of approximately 8% from its global organization.

The reductions, which will come from all parts of the organization, will be mainly in R&D and operations, and will include management positions. As a result of the headcount reduction and realignment of several activities, the Company expects to generate cost savings of approximately $2 million in 2007. The company expects that its fourth quarter results will include a charge of approximately $0.3 million to cover termination expenses and other costs.

“Taking this action, although difficult, is important in order to bring the new organization into strategic balance,” said Gabi Seligsohn, President and CEO of Nova. “Recently, we have continued the localization initiative, which we began last year. This initiative involved increasing headcount for customer support and sales in specific regions and we are already witnessing the positive results it has generated, as evidenced by our business results in the first nine months of 2006. Beyond the addition of people where needed, we have had to adjust to lower expenses in some other areas. This was done in order to fit to a new set of requirements, as we accelerate the penetration of our new offerings and begin developing our next generation of products. The new management team has acted as quickly as possible to complete this organizational realignment in order to reduce our breakeven point and accelerate the attainment of our business goals.”

About Nova

Nova Measuring Instruments Ltd. Develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  our ability to successfully complete our integration of HyperNex, our ability to leverage our existing channels to expand into the market for X-Ray diffraction metrology, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.